Exhibit 12.1

Electronics For Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,					Three Months Ended
	2013	2014	2015	2016	2017	March 31, 2018
Income (loss) from continuing operations before income taxes	$173,138	$42,087	$37,522	$39,382	$12,130	$(5,730)
Fixed charges:
Interest expense	3,406	5,859	17,364	17,716	19,505	4,954
Interest relating to rental expense (1)	2,024	2,039	2,530	2,924	3,602	1,023

Total fixed charges	5,430	7,898	19,894	20,640	23,107	5,977

Earnings available for fixed charges	$178,568	$49,985	$57,416	$60,022	$35,237	$247

Ratio of earnings to fixed charges	32.89	6.33	2.89	2.91	1.52	0.04

(1)	The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to off-balance sheet financing leases, which was deemed to be all interest.